UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

  X    Form 10-K      Form 20-F     Form 11-K     Form 10-Q     Form N-SAR
------           ----          ----          ----          ----

                   For the Period Ended December 31, 2005

                      Commission file number 000-50009

                   Pacific Health Care Organization, Inc.
                 -----------------------------------------
                          Full Name of Registrant

                                    N/A
                         -------------------------
                         Former Name of Registrant

                   5150 Pacific Coast Highway, Suite 510
                  ---------------------------------------
         Address of Principle Executive Offices (street and number)

                        Long Beach, California 90804
                      -------------------------------
                          City, State and Zip Code



Part II - Rules 12b-25 (b) and (c)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X  (a)  The reasons described in reasonable detail in Part III of this
----- form could not be eliminated without unreasonable effort of expense;

  X  (b)  The subject annual report, semi-annual report, transition report
----- on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statements or other exhibit required by Rule
-----     12b-25 (c) has been attached if applicable.



Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

     Name and telephone number of person to contact in regard to this notification

     Tom Kubota               (949)          721-8272
     ----------------------   ---------      ----------------
     Name                     Area Code      Telephone Number

     Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

       X   Yes      No
     -----     -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        X   Yes      No
     -----     -----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that during the fiscal year ended December 31, 2005, total revenues increased approximately 19% compared to the fiscal year ended December 31, 2004. This is mainly attributable to the increased number of employers using our services in 2005. As a result of the increased number of employers using our services, our operating expenses also increased. We anticipate our total expenses have increased approximately 31% during the 2005 fiscal year compared to the 2004 fiscal year.

     During the fiscal year ended December 31, 2005, the Company expects to realize a net loss of approximately $8,131 compared to net income of $154,404 during the fiscal year ended December 31, 2004.



                   Pacific Health Care Organization, Inc.
                -------------------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 31, 2006     By: /S/ Tom Kubota
                         --------------------------------------------
                                 Tom Kubota, President